12012 Sunset Hills Road Suite 800 Reston, VA 20190-5869

703.234.7000
703.234.7519 Fax

www.si-intl.com

February 14, 2007

VIA FAX AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:             SI International Inc.
Registration Statement on Form S-3 (No.333-138689)

Ladies and Gentlemen:

SI International Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement to become effective at 5:00 p.m. (EDT) on February 14, 2007 or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (703) 234-07010 with any questions you may have regarding this matter.

Sincerely,

SI INTERNATIONAL, INC.

/s/ Thomas E. Dunn

Thomas E. Dunn
Executive Vice President  & Chief Financial Officer